[NATIONWIDE LOGO]


December 6, 2000

VIA EDGAR

The United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

Re: Nationwide VA Separate Account-D
    Nationwide Life and Annuity Insurance Company
    SEC File No. 333-45974 (Form N-4)
    Application to Withdraw Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide VA Separate Account-D, Nationwide Life and Annuity Insurance Company ("Nationwide" or "the Company") respectfully requests the withdrawal of the registration statement identified above.

This withdrawal is being requested in light of verbal comments received from the Staff (the "Staff") of the Securities and Exchange Commission regarding the pricing structure of the variable annuity product associated with the registration statement. In particular, the Staff furnished certain comments in conjunction with Nationwide's application under Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") seeking exemptions from various provisions of the 1940 Act and the rules thereunder necessary in order to recapture "bonus" credits under the variable annuity product in question.

Upon reexamination of the product and its pricing characteristics, Nationwide agrees with the comments and implicit concerns expressed by the Staff. Without in any way foreclosing any product development efforts in the future involving variable annuities or the use of "bonus" credits, Nationwide has determined - in light of the Staff's comments - that the pricing structure represented in this particular case is inconsistent with the Company's current view of the appropriate manner in which to offer "bonus" credits within variable annuity products.

Accordingly, Nationwide is formally requesting the withdrawal of this registration statement.

If you have any questions concerning this matter, please contact me at 614-249-8537.

Sincerely yours,

Nationwide Life and Annuity Insurance Company

/s/ Steven Savini

Steven Savini

Cc: Ms. Rebecca Marquigny
    Mr. Keith Carpenter
    Mr. William Kotapish